UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2017

Commission File Number 1-11414

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

(Translation of Registrant’s name into English)

Business Park Torre V, Ave. La Rotonda, Costa del Este

P.O. Box 0819-08730

Panama City, Republic of Panama

(Address of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐     No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 1, 2017

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
(Registrant)

By: /s/ Pierre Dulin

Name:	Pierre Dulin
Title:	General Manager

BLADEX ANNOUNCES CHANGE TO BOARD OF DIRECTORS

Panama City, Republic of Panama, November 1, 2017 - Banco Latinoamericano de Comercio Exterior, S.A. (Bladex) (NYSE: BLX), announces that Ms. Maria da Graça França, a Class “E” Director of Bladex’s Board of Directors has retired as of October 31, 2017. Ms. França was a member of the Audit and Compliance Committee, as well as a member of the Nomination and Compensation Committee.

The Board of Directors has appointed Mr. Roland Holst to replace Ms. França. Mr. Holst will serve for the remainder of Ms. França’s original term, due to expire in April 2019.

Bladex, a multinational bank originally established by the central banks of Latin-American and Caribbean countries, initiated operations in 1979 to promote foreign trade finance and economic integration in the Region.

The Bank, headquartered in Panama, also counts with offices in Argentina, Brazil, Colombia, Mexico, Peru, and the United States of America, supporting the regional expansion and servicing its customer base, which includes financial institutions and corporations.

Bladex is listed on the NYSE in the United States of America (NYSE: BLX), since 1992, and its shareholders include: central banks and state-owned banks and entities representing 23 Latin American countries; commercial banks and financial institutions; and institutional and retail investors through its public listing.

For further information, please access Bladex’s website at www.bladex.com or contact:

Irma Garrido Arango – SVP, Corporate Development and Investor Relations

E-mail address: igarrido@bladex.com. Tel.: (+507) 210-8559

Head Office Address: Torre V, Bussiness Park, Avenida La Rotonda, Urb. Cosa del Este,

Panama, Republic of Panama